ANNUAL REPORT

DECEMBER 31, 2007

DAG MEDIA Inc.
192 Lexingtom Avenue, Suite 504, New York, NY 10016
MAIN OFFICE: 212-489-6800 • FAX: 212-779-2974
NASDAQ:DAGM

Dear Shareholders,

In 2007 Dag Media Inc. established Dag Funding Solutions, a short-term, secured commercial lender to small businesses, and commenced limited lending operations. We also substantially reduced our losses from continuing operations from approximately $812,000 in 2006 to $39,000 in 2007 through making tough business decisions such as terminating operations and then dissolving Shoipila, our e-commerce subsidiary, and suspending operations and further development work on Next Yellow. These decisions enabled us to focus all of our efforts and all of Dag Media's resources on developing and expanding our new lending business. We believe that this business puts us on the path to sustained growth and future profitability.

Prior to establishing Dag Funding Solutions, management consulted with outside professionals in order to gain insight into opportunities in the funding industry and to enhance its knowledge of operational details. As we become more comfortable with our position within the commercial lending market, we will seek to increase the scale of our business by leveraging our assets through commercial lines of credit or the public or private sale of debt instruments. We may also seek additional equity capital.

Next Yellow our innovative online yellow pages solutions continues to wait for the right partner in order to resume operations.

As we work diligently to market our lending services and to identify other business opportunities, we make sure to take extra precautions in order to avoid unnecessary risks and exposure.

I am committed, as always, to enhancing shareholder value and to expediting our growth process while maintaining a low expenditure rate.

I appreciate your continuing interest in the company and your trust in its management.

Sincerely,

Assaf Ran
CEO and Chairman of the Board
DAG Media Inc.

Description of Business

General

All references in this Annual Report to "Dag Media," "the Company," "we," "us" and "our" refer to DAG Media, Inc. a New York corporation founded in 1989 and its consolidated subsidiaries DAG Funding Solutions, Inc. ("DAG Funding"), formed under the laws of the State of New York and DAG Interactive, Inc. ("DAG Interactive") formed under the laws of Delaware in May 2007 and December 2005, respectively, unless the context otherwise requires.

We provide short term, secured, non–banking, commercial loans, to small businesses. In addition, we have developed innovative software and a related web site that allows retail businesses and other service providers to reach prospective customers and clients for their goods and services in a more effective way than traditional on-line and print yellow pages. We have marketed this innovative software solution under the name Nextyellow on a limited basis to establish "proof of concept."

In July 2007 we discontinued operations of our 80% owned subsidiary Shopila Corporation ("Shopila"), which was dissolved in December 2007.

Products and services

• ***DAG Funding.***

The Company, through its subsidiary DAG Funding, offers short-term secured commercial loans to small businesses. Loans are secured by collateral such as real estate, receivables, and marketable securities and, generally, accompanied by personal guarantees from the principals of the businesses. Lending activities commenced on May 15, 2007. As of December 31, 2007 the aggregate amount of $4,927,250 has been lent, offset by short term notes paid in the amount of $614,039. Notes range in size from $50,000 to $1,020,000 were concluded at stated interest rates of 13% to 16%, but often at higher effective rates based upon points or other up-front fees. The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are also employed to assist the Company's officials in evaluating the worth of collateral. To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectible in the future.

• ***Nextyellow.com***

We, together with our development partner, have developed innovative software that allows retail businesses and other service providers to reach prospective customers and clients for their goods and services in a more effective way than that provided by traditional on-line and print yellow pages. We have named this innovative software solution and the internet site on which it appears *"Nextyellow"* and have marketed it, through our subsidiary, DAG Interactive, on a limited basis to establish "proof of concept". *Nextyellow* facilitates highly accurate, automated matching of consumers' needs to businesses' capabilities within targeted local service areas. We have applied for patent and service mark protection for *Nextyellow* in the United States.

Nextyellow represents a paradigm shift in the yellow page business. The old-fashioned world of "let the fingers do the walking" is going to be replaced by our new "let the businesses do the walking" model. It is a complete reversal of roles. Now, through *Nextyellow*, businesses will contact consumers in response to their inquiries.

Nextyellow was developed by us and our development partner, Ocean-7 Development, Inc., a company experienced in Internet and software development, pursuant to a web-site development and services agreement dated December 5, 2005. The objective of *Nextyellow* is to facilitate the accurate, instant and automated matching of consumers' needs to the capabilities of businesses' serving their local area. To utilize this application, a customer will visit our website and describe the need that the customer has for goods or services. Upon completing this description, our application will characterize the consumers' requests by geographic location as well as by a DAG Interactive-developed category index which locates businesses or vendors which provide the sought after services or goods. The software then automatically matches those businesses or vendors with the customer's request. Upon completing the match, an automated message will be sent from our system to those matching businesses or vendors who are then responsible for following up on the lead and contacting the customer. In simple terms, businesses, service providers and retailers can register and receive leads for prospective customers in their geographic coverage area and categories for a monthly fee and generate business in response to inquiries submitted by customers who visit our website.

With *Nextyellow*, businesses will pay a low monthly fee for each zip code/category combination in which they wish to market their goods or services. In return they receive qualified leads specific to their locality. Consumers, for whom the use of the website is free of charge, enjoy a friendly application that shortens the process of locating, selecting and contacting a business, which then provides an instant match between their needs and businesses' capabilities.

Our roll-out and full scale marketing of *Nextyellow* awaits new funding for this operation, preferably at the subsidiary level, or our reaching agreement with a marketing partner.

• ***Discontinued and Divested Operations***

In July 2007 we discontinued our e-commerce operations conducted through our subsidiary, Shopila, since it was struggling financially and facing insufficient operating cash flow. In December 2007 Shopila was dissolved. During the second quarter of 2007, the Company wrote-off its goodwill and other intangible assets relating to the acquisition of Shopila.

Accordingly, the Company has reflected Shopila's operations as a discontinued operation in the accompanying financial statements. As a result, sales, cost of goods sold, and related expenses have been reclassified in the statement of operations and are shown separately as a net amount under the caption income (loss) from discontinued operations for all periods presented. Accordingly, the Company recorded a loss of discontinued operations of $260,240 and $55,239 for the years ended December 31, 2007 and 2006, respectively. The loss from discontinued operations for the year ended December 31, 2007 includes income from minority interest in the amount of $66,724 and the write-off of liabilities in the amount of $114,664 which Shopila does not have the financial ability to pay. Net sales from the discontinued operations of Shopila were $71,001 and $222,307, for the years ended December 31, 2007 and 2006, respectively. The write-off of goodwill and other intangible assets had previously been recognized as an impairment loss in connection with the filing of the Company's Form 10QSB for the six month period ended June 30, 2007. In addition, a previously recorded deferred tax liability related to other intangible assets in the amount of $67,600, previously recorded as an income tax benefit in the six month period ended June 30, 2007, has been reclassified in connection with the discontinued operations.

Shopila had been an e-commerce company that bought products from wholesale suppliers and sold them to online shoppers. On October 11, 2006, we had purchased 80% of the issued and outstanding common shares of Shopila for approximately $318,000, consisting of $100,000 in cash; the issuance of 50,000 restricted shares of our common stock and an option to purchase an additional 50,000 shares of our common stock at an exercise price equal to the fair market value at date of grant and the assumption of certain liabilities.

Until April 20, 2006, our principal business was the publication of bilingual, English, and Hebrew yellow page directories distributed free through local commercial and retail establishments in the New York metropolitan area, New Jersey and Florida including a yellow page directory designed to meet the special needs of the Hasidic and ultra-Orthodox Jewish communities. On April 20, 2006, we sold our two remaining yellow page directories to DAG-Jewish Directories, Inc., a buying entity that was established by a group of sales agency owners and a few of our employees for (i) $291,667 paid in cash at closing; (ii) a promissory note in the amount of $613,333 payable in 24 consecutive monthly installments of $25,556 each bearing interest, at 5% per annum; and (iii) the Buyer's assumption of liabilities relating to the Jewish directories business in the amount of $3,197,000.

We have reflected our former directories businesses as discontinued operations in the accompanying financial statements for all periods presented. As a result, sales, cost of goods sold, and related expenses have been reclassified in the statement of operations and are shown separately as a net amount under the caption income (loss) from discontinued operations for all periods presented. Accordingly, we recorded a net loss from discontinued operations of the Jewish Directories totaling $75,129 for the year ended December 31, 2006. Net revenue from the discontinued operations was $1,370,242, for the year ended December 31, 2006.

Growth strategy

The immediate focus of our expansion plans is to increase the volume of our short-term, secured commercial loans to small businesses. As we gain experience in these operations we believe we will be able to do so. If we develop a successful track record in our lending operations, we will seek a warehouse line of credit from a commercial bank which, if obtained, will enable us to maintain higher outstanding loan balances to our customers.

We will also continue to seek funding, preferably on the subsidiary level, or a marketing partner, to rollout and commercially develop our innovative and proprietary *Nextyellow* technology and related web site for accurate, instant and automated matching of consumers' needs to the capabilities of businesses' serving their local areas.

Sales and Marketing

DAG Funding offers its loans primarily through the Company's officers and independent loan brokers. Leads have been generated through a limited amount of newspaper advertising and direct mail. A principal source of new transactions has been repeat business from prior customers and their referral of new business.

Nextyellow, offers a low cost monthly subscription to businesses that want to participate in its matching process and receive qualified leads specific to their locality. Fees are based on the number of zip code/category combinations covered by the subscription.

Government regulation

We are subject to laws and regulations relating to business corporations generally, such as the Occupational Safety and Health Act, Fair Employment Practices and minimum wage standards. In addition, we are subject to laws and regulations imposing various requirements and restrictions, which among other things establish maximum interest rates, finance charges and charges we can impose for credit and our right to repossess and sell collateral. We believe that we are in compliance with all laws and regulations affecting our business and we do not have any material liabilities under these laws and regulations. In addition, compliance with all of these laws and regulations does not have a material adverse effect on our capital expenditures, earnings, or competitive position.

Competition

As a commercial lender, we face intense competition in our business from numerous bank and non-bank providers of commercial loans. Our competitors include bank and institutional commercial lenders in the mortgage lending businesses, such as lending institutions and non-depository institutions that are able to offer the same products and services. Some of these companies are substantially larger and have more resources than we do. In addition, such larger competitors may have a larger customer base, operational efficiencies and more versatile technology platforms than we do. Competitors will continue to increase pressures on both us and other companies in our industry. Industry Competitors have continuously solicited our customers with varied loan programs and interest rate strategies. Management believes the competition has put, and will continue to put pressure on our pricing.

Our subsidiary, DAG Interactive, was formed to launch an innovative web site *Nextyellow*.com, for matching consumers needs with businesses capabilities. We believe that our extensive and comprehensive knowledge and experience in the yellow pages advertising market and referral service will facilitate the success of our new business initiative. Currently, we are not aware of any direct competitors in the marketplace and we believe that we have identified a novel business opportunity that will allow us to compete with any future rivals. Our technology is currently pending patent approval.

New technologies and the expansion of existing technologies may also increase competitive pressures on us. Some of our competitors may devote substantially greater resources to their websites and systems development than we do.

We believe that we are able to compete effectively in our current markets. There can be no assurance, however, that our ability to market products and services successfully or to obtain adequate returns on our products and services will not be impacted by the nature of the competition that now exists or may later develop.

Intellectual property

To protect our rights to our intellectual property, we rely on a combination of federal, state and common law trademarks, service marks and trade names, copyrights and trade secret protection. We have registered some of our trademarks and service marks in the United States Patent and Trademark Office (USPTO) including the following marks relating to our current business:

Nextyellow
Let the business do the walking
Where the business does the walking
Where the business calls you

and some of our trade names in New York and New Jersey. In addition, every directory we publish has been registered with the United States Copyright Office. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. These claims, if meritorious, could require us to license other rights or subject us to damages and, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part.

On December 31, 2005, DAG Interactive, our subsidiary, filed a patent application with the USPTO to secure rights to its software, which matches vendors with consumers using various networked medias. We cannot anticipate the length or the result of the patent application process and we cannot assure that a patent will be issued.

Employees

As of December 31, 2007, we employed a total of 3 people, including full-time and executive employees. All of them are filling executive, managerial and administrative positions in the accounting departments. We believe that our relationships with our employees and contractors are good. None of our employees are represented by a labor union.

Description of Property

Our executive and principal operating office is located in New York, New York. We use this space for all of our operations. This space is occupied under a lease that expires June 30, 2011. The current monthly rent is $5,389 including electricity. We believe this facility is adequate to meet our requirements at our current level of business activity.

Legal Proceedings

In January 2001, Flexible Business Systems, Inc. ("Flexible") commenced an action against us and Dapey Assaf, Ltd., in the Supreme Court of the State of New York, County of Suffolk for breach of contract, seeking compensation for unpaid invoices pursuant to a written agreement for computer software. We defended the complaint claiming that there was no valid contract between the parties, as the software program did not comport to our needs. Following a trial, on January 26, 2006, we received a Notice of Entry, finding in favor of Flexible and awarding them the sum of $38,553 plus interest from January 19, 2001. In April 2006, the plaintiff levied our bank account for the sum of $58,926, which was ultimately drawn from our bank account in satisfaction of the judgment. We filed an appeal and the appeal was argued in January 2007 and we await the court's decision. This amount is to be paid to us by the purchasers and therefore is showing on the balance sheet as due from purchasers at December 31, 2007 and 2006.

In 2004, Neopost Leasing, Inc. commenced a collection action against Black Book Photography, Inc., also referred to herein as Black Book, one of our former subsidiaries, in the Civil Court of the State of New York, County of Queens, to recover $15,987 on an equipment lease for a certain postage meter or similar equipment sold to Brandera.com (USA) Inc., which in turn sold certain assents to BBP. The equipment was apparently in the office in Manhattan when BBP purchased the assets of the business from Brandera.com (USA) Inc. on August 2, 2002. The agreement governing that purchase provided, inter alia, that BBP would take title to any equipment and would assume "any contracts". In connection with the later sale of DAG's interest in BBP to Modern Holdings, Inc. it appears that DAG agreed to indemnify Modern as to this claim, and it remains a contingent liability of DAG's accordingly. . In light of the terms of the contract between Brandera.com (USA) Inc., there may be full liability on this claim. We have opposed the motion. We made a provision in the amount of $15,987 as of December 31, 2006, included in accounts payable and accrued expenses as of December 31, 2007. The motion for summary judgment was withdrawn by the plaintiff and thus there was no decision on the motion. We expect that plaintiff will, at some point, place the case on the trial calendar.

Management's Discussion and Analysis or Plan of Operations

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and notes thereto contained elsewhere in this report. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements.

Overview

The Company, through its subsidiary DAG Funding, offers short-term secured commercial loans to small businesses. Notes are secured by collateral such as real estate, receivables, and marketable securities and, generally, accompanied by personal guarantees from the principals of the businesses. Lending activities commenced on May 15, 2007, generally for a term of one year. Most of the notes provide for receipt of interest only during the term of the note and a balloon payment at the end of the term. As of December 31, 2007 the aggregate amount of $4,927,250 has been lent, offset by short term commercial notes collected in the amount of $614,039. Notes ranging in size from $50,000 to $1,020,000 were concluded at stated interest rates of 13% to 16%, but often at higher effective rates based upon points or other up-front fees. The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are also employed to assist the Company's officials in evaluating the worth of collateral. To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectible in the future.

We, together with our development partner, have developed innovative software that allows retail businesses and other service providers to reach prospective customers and clients for their goods and services in a more effective way than that provided by traditional on-line and print yellow pages. We have named this innovative software solution and the internet site on which it appears "*Nextyellow*" and have marketed it, through our subsidiary, DAG Interactive, on a limited basis to establish "proof of concept". *Nextyellow* facilitates highly accurate, automated matching of consumers' needs to businesses' capabilities within targeted local service areas. We have applied for patent and service mark protection for *Nextyellow* in the United States.

Nextyellow represents a paradigm shift in the yellow page business. The old-fashioned world of "let your fingers do the walking" is going to be replaced by our new "let the businesses do the walking" model. It is a complete reversal of roles. Now, through *Nextyellow*, businesses will contact consumers in response to their inquiries.

Nextyellow was developed by us and our development partner, Ocean-7 Development, Inc., a company experienced in Internet and software development, pursuant to a web-site development and services agreement dated December 5, 2005. The objective of *Nextyellow* is to facilitate the accurate, instant and automated matching of consumers' needs to the capabilities of businesses serving their local area. To utilize this application, a customer will visit our website and describe the need that the customer has for goods or services. Upon completing this description, our application will characterize the consumers' requests by geographic location as well as by a DAG Interactive-developed category index which locates businesses or vendors which provide the sought after services or goods. The software then automatically matches those businesses or vendors with the customer's request. Upon completing the match, an automated message will be sent from our system to those matching businesses or vendors who are then responsible for following up on the lead and contacting the customer. In simple terms, businesses, service providers and retailers can register and receive leads for prospective customers in their geographic coverage area and categories for a monthly fee and generate business in response to inquiries submitted by customers who visit our website.

With *Nextyellow*, businesses will pay a low monthly fee for each zip code/category combination in which they wish to market their goods or services. In return they receive qualified leads specific to their locality. Consumers, for whom the use of the website is free of charge, enjoy a friendly application that shortens the process of locating, selecting and contacting a business, which then provides an instant match between their needs and businesses' capabilities.

Our roll-out and full scale marketing of *Nextyellow* awaits new funding for this operation, preferably at the subsidiary level, or our reaching agreement with a marketing partner.

In July 2007 we discontinued our e-commerce operations conducted through our subsidiary, Shopila, since it was struggling financially and facing insufficient operating cash flow. In December 2007 Shopila was dissolved. Shopila had been an e-commerce company that bought products from wholesale suppliers and sold them to online shoppers. On October 11, 2006, we had purchased 80% of the issued and outstanding common shares of Shopila for approximately $318,000, consisting of $100,000 in cash; the issuance of 50,000 restricted shares of our common stock and an option to purchase an additional 50,000 shares of our common stock at an exercise price equal to the fair market value at date of grant and the assumption of certain liabilities. During the second quarter of 2007, the Company wrote-off its goodwill and other intangible assets relating to the acquisition of Shopila.

Until April 20, 2006, our principal business was the publication of bilingual, English, and Hebrew yellow page directories distributed free through local commercial and retail establishments in the New York metropolitan area, New Jersey and Florida including a yellow page directory designed to meet the special needs of the Hasidic and ultra-Orthodox Jewish communities. On April 20, 2006, we sold our two remaining yellow page directories to DAG-Jewish Directories, Inc., a buying entity that was established by a group of sales agency owners and a few of our employees for (i) $291,667 paid in cash at closing; (ii) a promissory note in the amount of $613,333 payable in 24 consecutive monthly installments of $25,556 each bearing interest, at 5% per annum; and (iii) the Buyer's assumption of liabilities relating to the Jewish directories business in the amount of $3,197,000.

We have reflected Shopila's operations and those of our former directories businesses as discontinued operations in the accompanying financial statements for all periods presented. As a result, sales, cost of goods sold, and related expenses have been reclassified in the statement of operations and are shown separately as a net amount under the caption income (loss) from discontinued operations for all periods presented.

Critical Accounting Policies and Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

The Company applies the provisions of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an exchange arrangement exists, (ii) delivery of the product has occurred, (iii) the sales price charged is fixed or determinable, and (iv) collectability is reasonably assured.

Interest income from short term notes are recognized, as earned, over the note period.

Origination fee revenue on short term commercial notes is amortized over the term of the respected note.

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of long lived assets, including intangible assets and goodwill, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted cash flows is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carring amount over the fair value of the assets. During the year ended December 31, 2007, the Company wrote-off its goodwill and other intangible assets related to the acquisition of Shopila.

There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. *See our audited consolidated financial statements and notes thereto which begin on page 14 of this Annual Report, which contain accounting policies and other disclosures required by generally accepted accounting principles in the United States of America.*

Results of operations

Years ended December 31, 2007 and 2006

Total revenue

Total revenue for the year ended December 31, 2007 were $221,000 compared to $10,000 for the year ended December 31, 2006. Revenue of $210,000 represents interest income on the short term notes made through DAG Funding, since the formation of DAG Funding (on May 15, 2007). DAG Funding, offers short-term secured commercial loans to small businesses. Loans are secured by collateral such as real estate, receivables, and marketable securities and generally are accompanied by personal guarantees from the principals of the businesses. Subscription revenues of $4,000 were attributable to *Nextyellow* operations. Our roll-out and full scale marketing of *Nextyellow* awaits new funding for this operation, preferably at the subsidiary level, or our reaching agreement with a marketing partner.

Web Development costs

Web development costs for the years ended December 31, 2007 were $49,000 compared to $138,000 for the same period in 2006. In 2007 these costs are attributable to the amortization of nextyellow.com web development expenses while, in 2006 these costs were attributable to nextyellow.com web development expenses which includes issuance of shares and options and the amortization of nextyellow.com web development expenses.

Marketing Expenses

Marketing expenses for the year ended December 31, 2007 were $9,000 and marketing expense for the year ended December 31, 2006 were $88,000. This decrease is primarily attributable to our decision to await new funding for the Next Yellow operations, preferably at the subsidiary level, or our reaching agreement with a marketing partner.

General and administrative costs

General and administrative expenses for the year ended December 31, 2007 were $757,000 compared to $825,000 for the year ended December 31, 2006, a decrease of $68,000 or 8.3%. This decrease in general and administrative expenses is primarily attributable to a decrease in share based compensation expenses of approximately $38,000, due to fewer of options granted in 2007 and decline in the share price, decrease in payroll expenses of approximately $31,000, mainly due to the decrease in our president-Assaf Ran's salary, decrease in professional fees of approximately $22,000, due to decrease in legal expenses and accounting expenses, and a decrease in public relations expenses of approximately $20,000, mainly due to fewer filings made by the Company in 2007, offset by an increase in rental expenses of approximately $17,000, due to the new lease agreement in July, 2006, and an increase in hosting and maintenance expenses of the nextyellow.com website of approximately $17,000, which started operation in June of 2006. We expect general and administrative expenses to increase as a result of ongoing expenses related to reporting obligations and compliance, such as those mandated by the Sarbanes-Oxley Act.

Other income

For the year ended December 31, 2007 we had other income of $372,000 consisting mainly of dividends, interest and realized gains, compared to other income of $229,000 for the year ended December 31, 2006. The increase in other income is primarily attributable to realized gains on marketable securities in 2007 in the amount of $149,000 compare to realized losses on marketable securities in 2006 in the amount of $46,000. The realized gains in 2007 were primarily the result of the redemption of $215,000 of the insurance annuity contract resulting in a gain of $143,000.

Loss from continuing operations before income tax benefit

Loss from continuing operations before income tax benefit for the year ended December 31, 2007 was $221,000 compared to a loss of $812,000 for the year ended December 31, 2006. The decrease in loss of $591,000 or 72.8% resulted mainly from interest income from short term notes generated through DAG Funding and the other factors noted above.

Income tax benefit

During the year ended December 31, 2007, management determined to amend its previously filed federal, state and local income tax returns for the years 2003, 2004 and 2005. In addition the Company recorded an income tax benefit of approximately $183,000 in its statement of operations during the fourth quarter of 2007 to reflect a change in estimate resulting from changes in prior years' tax positions.

Discontinued Operations

In July of 2007 the Company decided to discontinue Shopila's operations since Shopila was struggling financially and facing insufficient operating cash flow. Consequently, Shopila can not repay its liabilities, including a promissory note and a line of credit, and thus the Company wrote-off Shopila's liabilities.

During the second quarter of 2007, the Company wrote-off its goodwill and other intangible assets relating to the acquisition of Shopila.

Accordingly, the Company has reflected Shopila's operations as a discontinued operation in the accompanying financial statements. As a result, sales, cost of goods sold, and related expenses have been reclassified in the statement of operations and are shown separately as a net amount under the caption income (loss) from discontinued operations for all periods presented. Accordingly, the Company recorded a loss of discontinued operations of $260,240 and $55,239 for the years ended December 31, 2007 and 2006, respectively. The loss from discontinued operations for the year ended December 31, 2007 includes income from minority interest in the amount of $66,724 and the write-off of liabilities in the amount of $114,664 which Shopila does not have the financial ability to pay. Net sales from the discontinued operations of Shopila were $71,001 and $222,307, for the years ended December 31, 2007 and 2006, respectively. The write-off of goodwill and other intangible assets had previously been recognized as an impairment loss in connection with the filing of the Company's Form 10QSB for the six month period ended June 30, 2007. In addition, a previously recorded deferred tax liability related to other intangible assets in the amount of $67,600, previously recorded as an income tax benefit in the six month period ended June 30, 2007, has been reclassified in connection with the discontinued operations.

The Company on October 11, 2006, had purchased 80% of the issued and outstanding common shares of Shopila for approximately $318,000, consisting of $100,000 in cash; the issuance of 50,000 restricted shares of the Company's common stock and an option to purchase an additional 50,000 shares of common stock at an exercise price equal to the fair market value at date of grant and the assumption of certain liabilities.

Until April 20, 2006, our principal business was the publication of bilingual, English, and Hebrew yellow page directories distributed free through local commercial and retail establishments in the New York metropolitan area, New Jersey and Florida including a yellow page directory designed to meet the special needs of the Hasidic and ultra-Orthodox Jewish communities. On April 20, 2006, we sold our two remaining yellow page directories to DAG-Jewish Directories, Inc., a buying entity that was established by a group of sales agency owners and a few of our employees for (i) $291,667 paid in cash at closing; (ii) a promissory note in the amount of $613,333 payable in 24 consecutive monthly installments of $25,556 each bearing interest, at 5% per annum; and (iii) the Buyer's assumption of liabilities relating to the Jewish directories business in the amount of $3,197,000.

The Company has reflected its directories businesses as discontinued operations in the accompanying financial statements for all periods presented. As a result, sales, cost of goods sold, and related expenses have been reclassified in the statement of operations and are shown separately as a net amount under the caption income (loss) from discontinued operations for all periods presented. Accordingly, we recorded a net loss from discontinued operations of the Jewish Directories totaling $75,129 for the year ended December 31, 2006. Net revenue from the discontinued operations was $1,370,242, for the year ended December 31, 2006.

We also recorded a gain on the sale of the Jewish Directories in the amount of $267,360 for the year ended December 31, 2007, which represents installment payments from the sale of the directories, compared to a gain on the sale of the Jewish directories business amounting to $767,939 for the year ended December 31, 2006, which includes net liabilities assumed and payments received, net of professional fees.

The gain from the sale of the Jewish directories business, on April 20, 2006, was calculated as follows:

	Gain from the Sale of Jewish Directories.
Cash Proceeds	$ 534,000
Net liabilities assumed by the buyers	396,000
	930,000
Direct related Costs:	
Professional fees	162,000
Gain from the sale of Jewish Directories	768,000

Net loss

For the year ended December 31, 2007, there was a net loss of $32,000 compared to a net loss of $174,000 for the same period in 2006. This decrease in net loss is primarily attributable to interest income on the short term notes made through DAG Funding, decrease in operating expenses and increase in other income, offset by a decrease in the gain from the sale of Jewish directories business and increase in loss from discontinued operations of Shopila.

Liquidity and Capital Resources

At December 31, 2007, we had cash, cash equivalents, marketable securities and short-term investment (insurance annuity) of $2,356,000 and working capital of $6,682,000 compared to cash and cash equivalents of $7,014,000 and working capital of $6,529,000 at December 31, 2006. The decrease in cash and cash equivalents primarily reflects the making of short term commercial notes in the aggregate amount of $4,927,000 by DAG Funding, offset by proceeds of collection of these notes in the amount $614,000, proceeds from the sale of Marketable securities in the amount of $2,814,000, and current cash received on the sale of the Jewish directories business. The increase in working capital is primarily attributable to decrease in short term liabilities mainly due to payments made by the Company, offset by a decrease in the fair value of marketable securities.

Net cash used in operating activities was $486,000 for the year ended December 31, 2007 compared to $453,000 for the year ended December 31, 2006. The increase in net cash used in operating activities primarily results from a decrease in accounts payable and accrued expenses including income tax payable and a decrease in non cash compensation expenses, offset by the gain on the sale of the Jewish directories business and loss from discontinued operations of Shopila.

Net cash used in investing activities was $2,522,000 for the year ended December 31, 2007, compared to net cash provided by investing activities of $182,000 for the year ended December 31, 2006. Net cash used in investing activities was primarily the result of the making of short term commercial notes in the aggregate amount of $4,927,000 by DAG Funding, offset by proceeds of collection of these notes in the amount $614,000, also proceeds from sale of Marketable securities in the amount of $2,814,000 and current cash received on the sale of the Jewish directories business in the amount of $309,000.

Net cash used in financing activities was $0 for the year ended December 31, 2007 compared to $308,726 for the same period in 2006. Net cash used in financing activities for 2006 mainly reflects dividend payments of $314,000 in 2006.

Until our initial public offering in 1999, our only source of funds was cash flow from operations, which funded both our working capital needs and capital expenditures. As a result of our initial public offering in May 1999, we received proceeds of approximately $6.4 million, which has increased our ability to pay operating expenses. We have no credit facilities. As of December 31, 2007, our funds were invested in money markets fund, an annuity, marketable securities and short term notes.

Contractual Obligations

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
Long-Term Debt Obligations	$---	$---	$---	$---	$---
Operating Lease Obligations	237,019	65,543	171,476	---	---
Total	$237,019	$65,543	$171,476	$---	$---

In addition, we have an employment agreement with Assaf Ran. The agreement called for an annual salary of $75,000. Mr. Ran's employment term renews automatically on July 1st of every year for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. As of March 2003, the compensation committee approved an increase in Mr. Ran's compensation to an annual base salary of $225,000. On March 15, 2006 the compensation committee approved Mr. Ran's reduction of his annual salary by 50% for one year following the closing of the sale of the Jewish directories business. On March 22, 2007 the compensation committee approved Mr. Ran's reduction of his annual salary by 75% to $56,000 for one year or until the Company has more significant operations (as defined by the Committee), whichever is earlier. Mr. Ran's annual compensation was $69,000 and $148,000 during fiscal years 2007 and 2006, respectively.

We anticipate that our current cash balances together with our cash flows from operations will be sufficient to fund the operations for the next 12 months.

Recent Technical Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. On November 15, 2007, the FASB partially deferred the effective date of FAS 157 to fiscal years (and interim periods within those fiscal years) beginning after November 15, 2008 for certain non financial assets and non financial liabilities. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires companies to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets as a net liability or asset as of December 31, 2006. The new standard does not address the accounting treatment for pension and postretirement benefits in the income statement. This will have no impact on the Company's results of operations or financial position.

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No.159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No.115". SFAS No.159 permits entities to choose to measure eligible financial instruments and other items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument but only upon the entire instrument – not portions of the instrument. SFAS No.159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company does not anticipate that the adoption of SFAS No. 159 will have an impact on the Company's overall results of operations or financial position.

In December 2007, the Financial Accounting Standards Board ("FASB") simultaneously issued SFAS No. 141R, "Business Combinations (2007 Amendment)," and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51." Both standards update United States guidance on accounting for "noncontrolling interests," sometimes referred to as minority interests, which interests represent a portion of a subsidiary not attributable, directly or indirectly, to a parent. FASB and the International Accounting Standards Board ("IASB") have been working together to promote international convergence of accounting standards. Prior to promulgation of these new standards there were specific areas in accounting for business acqusitions in which conversion was not achieved. The objective of both standards is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in "business combinations" and consolidated financial statements by establishing accounting and reporting standards. In business combinations it is accomplished by establishing principles and requirements concerning how an "acquirer" recognizes and measures identifiable assets acquired, liabilities assumed, and noncontrolling interest in the acquiree, as well as goodwill acquired in the combination or gain from a bargain purchase; and determines information to be disclosed to enable users to evaluate the nature and effects of business combinations. In consolidated financial statements the standards require: identification of ownership interests held in subsidiaries by parties other than the parent be clearly identified, labeled and presented in consolidated financial position within equity (rather than "mezzanine" between liabilities and equity) separately from amounts attributed to the parent, with net income attributable to the parent and to the minority interest clearly identified and presented on the face of consolidated statements of income. The standards also provide guidance in situations where the parent's ownership interest in a subsidiary changes while the parent retains its controlling financial interest. The standard also provides guidance on recording a gain or loss based on fair value in situations involving deconsolidation of a subsidiary. Entities must provide sufficient disclosures that distinguish between interests of the parent and that of the noncontrolling interest. Both standards are effective for fiscal years and interims beginning on or after December 15, 2008 (that is January 1, 2009) for entities with calendar years. Earlier adoption is prohibited. The standards shall be applied prospectively as of the beginning of the fiscal year in which initially applied, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. We are evaluating the impact these standards will have on the Company's financial position and results of operations.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company's consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are typically identified by the words "believe," "expect," "intend," "estimate" and similar expressions. Those statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations or those of our directors or officers with respect to, among other things, trends affecting our financial conditions and results of operations and our business and growth strategies. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors (such factors are referred to herein as "Cautionary Statements"), including but not limited to the following: (i) the successful integration of new businesses that we may acquire; (ii) the success of new operations which we have commenced and of our new business strategy; (iii) our limited operating history in our new business; (iv) potential fluctuations in our quarterly operating results; and (v) challenges facing us relating to our growth. The accompanying information contained in this report, including the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations", identifies important factors that could cause such differences. These forward-looking statements speak only as of the date of this report, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

DAG MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2007

	12/31/2007
Assets	
Current Assets:	
Cash and cash equivalents	$ 621,724
Marketable securities	802,811
Short term investment – insurance annuity contract – at fair value	931,555
Total cash and cash equivalents, marketable securities and short term investment	2,356,090
Short term commercial notes	4,313,211
Interest receivable on short term commercial notes	41,184
Due from purchaser	156,103
Other current assets	17,083
Total current assets	6,883,671
Property and equipment, net	14,261
Capitalized web development costs, net	74,015
Security deposit	17,515
Investment in privately held company, at cost	100,000
Total assets	$ 7,089,462
Liabilities & Shareholders' Equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 123,886
Deferred gain from the sale of Jewish Directories	72,917
Deferred origination fee	4,597
Total current liabilities	201,400
Commitments and contingencies (Note 11)	
Shareholders' equity:	
Preferred shares - $.01 par value; 5,000,000 shares authorized; no shares issued	--
Common shares - $.001 par value; 25,000,000 authorized; 3,305,190 issued and 3,236,460 outstanding	3,305
Additional paid-in capital	9,180,235
Treasury stock, at cost- 68,730 shares	(231,113)
Accumulated other comprehensive loss	(441,272)
Accumulated deficit	(1,623,093)
Total shareholders' equity	6,888,062
Total liabilities and shareholders' equity	$ 7,089,462

The accompanying notes are an integral part of these consolidated financial statements.

DAG MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Interest income from short term commercial notes	$ 209,898	$ ---
Origination fees	6,913	---
Subscription revenues, net	4,351	9,885
Total Revenue	221,162	9,885
Operating costs and expenses:		
Web development expenses	49,344	137,666
Marketing expenses	8,788	87,955
General and administrative expenses	756,753	824,963
Total operating costs and expenses	814,885	1,050,584
Loss from operations	(593,723)	(1,040,699)
Interest and dividend income	249,053	260,394
Realized gain (loss) on marketable securities	148,777	(45,611)
Write-off of investment in convertible loan	(25,000)	---
Other (loss) income	(400)	14,232
Total other income	372,430	229,015
Loss from continuing operations before income tax benefit	(221,293)	(811,684)
Income tax benefit	182,469	---
Loss from continuing operations	(38,824)	(811,684)
Discontinued Operations:		
Gain on the sale of the Jewish Directories (net of tax effect of 0 in 2007 and 2006)	267,360	767,939
Loss from operations of Jewish Directories	---	(75,129)
Loss from operations of Shopila (net of tax effect of 0 in 2007 and 2006)	(260,240)	(55,239)
Income from discontinued operations	7,120	637,571
Net loss	$ (31,704)	$ (174,113)
Basic and diluted net income (loss) per common share		
Continuing operations	$(0.01)	$(0.25)
Discontinued operations	*	$0.20
Net loss per common share	$(0.01)	$(0.05)
Weighted average number of common shares outstanding - Basic and diluted	3,236,460	3,177,765

* Less than $0.01 per share

The accompanying notes are an integral part of these consolidated financial statements

DAG MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Additional Paid-in Capital	Treasury Stock		Stock Subscription Receivable	Deferred Compensation	Accumulated other comprehensive income (loss)	Accumulated Deficit	Totals
	Shares	Amount		Shares	Cost					
Balance, January 1, 2006	**3,211,190**	**$3,211**	**$8,590,174**	**68,730**	**$(231,113)**	**$ (47,400)**	**$(26,841)**	**$(403,512)**	**$(1,417,276)**	**$6,467,2**
Issuance of common stock from exercise of options	4,000	4	5,516							5,520
Services performed for shares issued previous year						47,400				47,400
Non cash compensation			183,012				11,592			194,604
Non cash compensation to related party for service performed			108,846							108,846
Issuance of common stock to related parties	40,000	40	80,560							80,600
Issuance of common stock to Guy Mushkat for Shopila acquisition	50,000	50	70,450							70,500
Options forfeited			(15,249)				15,249			---
Unrealized gain on preferred stocks and other marketable securities								275,917		275,917
Net loss for the year ended December 31, 2006									(174,113)	(174,113
Total comprehensive income										101,804
Balance, December 31, 2006	**3,305,190**	**3,305**	**9,023,309**	**68,730**	**(231,113)**	—	—	**(127,595)**	**(1,591,389)**	**7,076,51**
Non cash compensation			156,926							156,926
Unrealized loss on preferred stocks and other marketable securities								(313,677)		(313,677
Net loss for the year ended December 31, 2007									(31,704)	(31,704)
Total comprehensive loss										(345,381
Balance, December 31, 2007	**3,305,190**	**$3,305**	**$9,180,235**	**68,730**	**$(231,113)**	=	=	**$(441,272)**	**$(1,623,093)**	**$6,888,06**

The accompanying notes are an integral part of these consolidated financial statements.

DAG MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net loss	$ (31,704)	$ (174,113)
Adjustments to reconcile net loss to net cash used in operating activities -		
Gain on sale of Jewish Directories	(267,360)	(481,468)
Loss from discontinued operations of Shopila	260,240	55,239
Depreciation and amortization	53,881	33,520
Non cash compensation expense	156,926	305,848
Write-off of investment in convertible loan	25,000	---
Realized (gain) loss on sale of marketable securities	(148,777)	45,611
Loss (gain) on the sale of fixed assets	400	(14,232)
Changes in operating assets and liabilities net of effects of disposition -		
Interest receivable on short term commercial notes	(41,184)	---
Other current and non current assets	21,507	(9,638)
Accounts payable and accrued expenses	(65,818)	108,424
Deferred origination fees	4,597	---
Due from purchasers	---	(125,047)
Income taxes payable	(341,681)	(25,652)
Assets and liabilities from discontinued operations	(112,755)	(171,625)
Net cash used in operating activities	(486,728)	(453,133)
Cash flows from investing activities:		
Investment in marketable securities and annuity contract	(1,544,637)	(2,591,432)
Partial redemption of insurance annuity contract	214,360	---
Proceeds from sale of marketable securities	2,814,495	2,628,275
Short term commercial notes made	(4,927,250)	---
Collection received from short term commercial notes	614,039	---
Investment in convertible loan	---	(25,000)
Acquisition of Shopila	---	(107,500)
Purchase of fixed assets	(3,215)	(18,729)
Proceeds from sale of fixed assets	500	9,213
Capitalized web development costs	---	(22,429)
Cash received on sale of Jewish Directories, net of expenses	309,223	309,971
Net cash (used in) provided by investing activities	(2,522,485)	182,369
Cash flows from financing activities:		
Proceeds from exercise of options	---	5,520
Dividends paid	---	(314,246)
Net cash used in financing activities	---	(308,726)
Net decrease in cash and cash equivalents	(3,009,213)	(579,490)
Cash and cash equivalents, beginning of year	3,630,937	4,210,427
Cash and cash equivalents, end of year	$ 621,724	$ 3,630,937
Supplemental Cash Flow Information:		
Taxes paid during the year	$ 212,430	$ 25,535
Common stock issued to Ocean 7 and in regards to Shopila acquisition	$ ---	$ 151,100
Capitalized software acquired through issuance of stock and grant of options	$ ---	$ 47,400
Acquisition of company :		
Liabilities assumed	---	$(140,000)
Goodwill and other intangibles	---	465,100
Deferred tax liability	---	(67,600)
Minority interest	---	(79,500)
Less – Stock issued	---	(70,500)
Net cash paid	$ ---	$ 107,500

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company

Dag Media, Inc. and subsidiaries (the "Company"), was incorporated in New York in 1989. The Company through its subsidiary, DAG Funding Solutions, Inc. ("DAG Funding") provides short term, secured, non–banking, commercial loans, to small businesses. In addition, another subsidiary DAG Interactive, Inc. ("DAG Interactive") has developed innovative software and a related web site that allows retail businesses and other service providers to reach prospective customers and clients for their goods and services in a more effective way than traditional on-line and print yellow pages.

DAG Interactive together with its development partner, have developed innovative software that allows retail businesses and other service providers to reach prospective customers and clients for their goods and services in a more effective way than that provided by traditional on-line and print yellow pages. DAG Interactive has named this innovative software solution and the internet site on which it appears "*Nextyellow*" and has marketed it on a limited basis to establish "proof of concept". *Nextyellow* facilitates highly accurate, automated matching of consumers' needs to businesses' capabilities within targeted local service areas. DAG Interactive has applied for patent and service mark protection for *Nextyellow* in the United States.

DAG Interactive's roll-out and full scale marketing of *Nextyellow* awaits new funding for this operation, preferably at the subsidiary level, or reaching agreement with a marketing partner.

In July 2007, the Company discontinued operations of its 80% owned subsidiary, Shopila Corporation ("Shopila"), which was dissolved in December, 2007, and in April of 2006 the Company sold its two remaining Yellow pages directories (See note 10).

Until April 20, 2006, our principal business was the publication of bilingual, English, and Hebrew yellow page directories distributed free through local commercial and retail establishments in the New York metropolitan area, New Jersey and Florida including a yellow page directory designed to meet the special needs of the Hasidic and ultra-Orthodox Jewish communities. On April 20, 2006, we sold our two remaining yellow page directories to DAG-Jewish Directories, Inc., a buying entity that was established by a group of sales agency owners and a few of our employees for (i) $291,667 paid in cash at closing; (ii) a promissory note in the amount of $613,333 payable in 24 consecutive monthly installments of $25,556 each bearing interest, at 5% per annum; and (iii) the Buyer's assumption of liabilities relating to the Jewish directories business in the amount of $3,197,000.

The Company has reflected its directories businesses as discontinued operations in the accompanying financial statements for all periods presented. As a result, sales, cost of goods sold, and related expenses have been reclassified in the statement of operations and are shown separately as a net amount under the caption income (loss) from discontinued operations for all periods presented. Accordingly, we recorded a net loss from discontinued operations of the Jewish Directories totaling $75,129 for the year ended December 31, 2006. Net revenue from the discontinued operations was $1,370,242, for the year ended December 31, 2006.

The Company also recorded a gain on the sale of the Jewish Directories in the amount of $267,360 for the year ended December 31, 2007, which represents installment payments from the sale of the directories, compared to a gain on the sale of the Jewish directories business amounting to $692,810 for the year ended December 31, 2006, which includes net liabilities assumed and payments received, net of professional fees. (See note 10)

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of DAG Media, Inc., its wholly-owned subsidiary DAG Funding, its 80% owned subsidiary, DAG Interactive (incorporated December 5, 2005) and its 80% owned subsidiary Shopila Corporation, which was discontinued in July 2007. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management will base the use of estimates on (a) a preset number of assumptions that consider past experience, (b) future projections, and (c) general financial market condition. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities and Short Term Investment –Insurance Annuity Contract

Marketable securities and the investment in an insurance annuity contract are reported at fair value and are classified as available-for-sale. Unrealized gains and losses from those securities are reported as a separate component of shareholders' equity, net of the related tax effect. Realized gains and losses are determined on a specific identification basis. None of the assets classified as marketable securities constitute investments in debt securities. Accordingly, no additional disclosure is needed under paragraph 20 of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful economic lives of the assets, ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease agreement or the useful life of the assets.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS Statement No. 109, ACCOUNTING FOR INCOME TAXES. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There were no adjustments required upon adoption of FIN 48.

Revenue Recognition

The Company applies the provisions of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an exchange arrangement exists, (ii) delivery of the product has occurred, (iii) the sales price charged is fixed or determinable, and (iv) collectibility is reasonably assured.

Interest income from short term commercial notes is recognized, as earned, over the note period.

Origination fee revenue on short term commercial notes is amortized over the term of the respected note.

Web Development Costs

Costs incurred to develop software for internal use are required to be capitalized and amortized over the estimated useful life of the software in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs related to design or maintenance of internal-use software are expensed as incurred. For the year ended 2006, we capitalized approximately $148,000 (including $126,000 of stock-based compensation) and $22,000 of costs associated with website development. We are amortizing the capitalized web development costs, over an estimated useful life of 3 years. Amortization expenses for the years ended December 31, 2007 and 2006 were $49,000 and $25,000, respectively.

Earnings Per Share ("EPS")

Basic and diluted earnings per share are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". Under this standard, basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share include the potential dilution from the exercise of stock options and warrants for common shares using the treasury stock method.

610,000 and 578,000 stock options were not included in the diluted earnings per share calculation for the 2007 and 2006 fiscal year, respectively, as their effect would have been anti-dilutive.

Impairment of long- lived assets including goodwill

The Company continually monitors events or changes in circumstances that could indicate carrying amounts of long lived assets, including intangible assets and goodwill, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted cash flows is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. During the year ended December 31, 2007, the Company wrote-off its goodwill and other intangible assets related to the acquisition of Shopila (see note 10). In addition the Company Wrote-off the investment in Dapey Aviv in the amount of $25,000.

Stock-Based Compensation

Effective January 1, 2006, the company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment", ("SFAS 123(R)") which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. The cost will be recognized over the service period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees" for periods which began in fiscal 2006. We account for equity instruments issued to non employees in accordance with the provisions of SFAS No. 123(R) and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling Goods or Services". All transactions with non employees, in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more appropriately measurable.

We adopted SFAS 123(R) using the modified prospective transition method. Under this transition method, compensation cost in 2007 and 2006 includes cost for options granted prior to but not vested as of December 31, 2005, or vested in 2007 and 2006. Therefore results for prior periods have not been restated. Share based compensation expense recognized under SFAS 123(R) for the years ended December 31, 2007 and 2006 were $156,926 and $173,420, respectively.

The fair value of each option is estimated on the date of grant using Black-Scholes option-pricing model with the following weighted-average share assumptions used for grants in 2007 and 2006, respectively: (1) expected life of 5 years; (2) No annual dividend yield; (3) expected volatility 70%; (4) risk free interest rate of 4.5% to 5.1%.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and marketable securities. The Company maintains cash and cash equivalents with various major financial institutions, which invest primarily in marketable securities and high quality corporate obligations.

Credit risks associated with short term commercial notes, and related interest receivable, the Company makes to small businesses are described in Note 4 entitled Short Term Commercial Notes.

Fair Value of Financial Instruments

For cash and cash equivalents and account payable as well as short term interest bearing commercial notes held by the Company, the carrying amount approximates fair value due to the short-term nature of such instruments.

Advertising Expenses

Advertising expenses are expensed as occurred. There were advertising expenses of $8,788 and $47,250 for the years ended December 31, 2007 and 2006, respectively.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of unrealized gains (losses) on marketable securities. The Company's comprehensive loss for the year ended December 31, 2007 totaled $345,381 and for the year ended December 31, 2006 comprehensive income totaled $101,804.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. On November 15, 2007, the FASB partially deferred the effective date of FAS 157 to fiscal years (and interim periods within those fiscal years) beginning after November 15, 2008 for certain non financial assets and non financial liabilities. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires companies to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets as a net liability or asset as of December 31, 2006. The new standard does not address the accounting treatment for pension and postretirement benefits in the income statement. This will have no impact on the Company's results of operations or financial position.

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No.159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No.115". SFAS No.159 permits entities to choose to measure eligible financial instruments and other items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument but only upon the entire instrument – not portions of the instrument. SFAS No.159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company does not anticipate that the adoption of SFAS No. 159 will have an impact on the Company's overall results of operations or financial position.

In December 2007, the Financial Accounting Standards Board ("FASB") simultaneously issued SFAS No. 141R, "Business Combinations (2007 Amendment)," and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51." Both standards update United States guidance on accounting for "noncontrolling interests," sometimes referred to as minority interests, which interests represent a portion of a subsidiary not attributable, directly or indirectly, to a parent. FASB and the International Accounting Standards Board ("IASB") have been working together to promote international convergence of accounting standards. Prior to promulgation of these new standards there were specific areas in accounting for business acquisitions in which conversion was not achieved. The objective of both standards is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in "business combinations" and consolidated financial statements by establishing accounting and reporting standards. In business combinations it is accomplished by establishing principles and requirements concerning how an "acquirer" recognizes and measures identifiable assets acquired, liabilities assumed, and noncontrolling interest in the acquiree, as well as goodwill acquired in the combination or gain from a bargain purchase; and determines information to be disclosed to enable users to evaluate the nature and effects of business combinations. In consolidated financial statements the standards require: identification of ownership interests held in subsidiaries by parties other than the parent be clearly identified, labeled and presented in consolidated financial position within equity (rather than "mezzanine" between liabilities and equity) separately from amounts attributed to the parent, with net income attributable to the parent and to the minority interest clearly identified and presented on the face of consolidated statements of income. The standards also provide guidance in situations where the parent's ownership interest in a subsidiary changes while the parent retains its controlling financial interest. The standard also provides guidance on recording a gain or loss based on fair value in situations involving deconsolidation of a subsidiary. Entities must provide sufficient disclosures that distinguish between interests of the parent and that of the noncontrolling interest. Both standards are effective for fiscal years and interims beginning on or after December 15, 2008 (that is January 1, 2009) for entities with calendar years. Earlier adoption is prohibited. The standards shall be applied prospectively as of the beginning of the fiscal year in which initially applied, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. We are evaluating the impact these standards will have on the Company's financial position and results of operations.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company's consolidated financial statements.

3. Marketable Securities and Insurance Annuity Contract

The Company's securities and insurance annuity contract consist of the following:

As of 12/31/2007	Fair Value	Cost	Holding Gains (Losses)
Insurance Annuity Contract	$931,555	$927,265	$4,290
Marketable Securities	802,811	1,248,373	(445,562)
Total	$1,734,366	$2,175,638	$(441,272)

As of 12/31/2006	Fair Value	Cost	Holding Gains (Losses)
Insurance Annuity Contract	$1,116,350	$1,000,000	$116,350
Marketable Securities	2,267,134	2,511,079	(243,945)
Total	$3,383,484	$3,511,079	$(127,595)

On June 25, 2003, the Company purchased a 5-year Guaranteed Growth Annuity (GGA) contract for $1 million. The annuity guarantees interest of 3.65% for its first two years; 3.00% for the following two years, and has a minimum guaranteed interest rate of 3.00% for the remaining period.

In 2007 the Company withdrew approximately $214,360 from the value of the annuity.

4. Short term Commercial Notes

DAG Funding, offers short-term secured commercial notes to small businesses. Notes are secured by collateral such as real estate, receivables, and marketable securities and, generally, accompanied by personal guarantees from the principals of the businesses. Lending activities commenced on May 15, 2007. The notes are generally for a term of one year. Most of the notes provide for receipt of interest only during the term of the note and a balloon payment at the end of the term. As of December 31, 2007 the aggregate amount of $4,927,250 has been lent, offset by collections received from borrowers, under the short term commercial notes in the amount of $614,039. Notes ranging in size from $50,000 to $1,020,000 were concluded at stated interest rates of 13% to 16%, but often at higher effective rates based upon points or other up-front fees. The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are also employed to assist the Company's officials in evaluating the worth of collateral. To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectible in the future.

At December 31, 2007, approximately $1,620,000 of the notes outstanding are due from four different entities that have a principal in common. The notes are secured by commercial real estate located in New York metropolitan area. The remaining notes are also principally secured by real estate located in the New York metropolitan area.

5. Property and Equipment

Property and equipment, at cost, consist of the following at December 31, 2007:

Office equipment	$ 20,744
Less: accumulated depreciation	(6,483)
Property and equipment, net	$ 14,261

Depreciation expense was $4,537 and $8,848 for the years ended December 31, 2007 and 2006, respectively.

6. Income Taxes

Deferred tax assets consist of the following:

	2007	2006
Deferred tax assets:		
Unrealized loss on marketable securities	$150,032	$43,382
Compensation and web development expenses	62,816	86,346
Net operating loss	12,800	176,000
Deferred tax assets	225,648	305,728
Less: valuation allowance	$(225,648)	$(305,728)
	-----	-----

The Company's net operating loss of $32,000 can be used to offset future taxable income and it expires in 2027.

The income tax benefit differs from the amount computed using the federal statutory rate of 34% as a result of the following:

Year Ended December 31,	2007	2006
Federal Statutory Rate	(34%)	(34%)
State income taxes, net of federal tax benefit	---	---
Valuation allowance	34%	34%
Change in estimate resulting from changes in prior years' tax positions	(83%)	---
Provision for income taxes	(83%)	---

During the fourth quarter of 2007 management determined to amend its previously filed federal, state and local income tax returns for the years 2003, 2004 and 2005. In addition the Company recorded an income tax benefit of approximately $183,000 in its statement of operations during the fourth quarter of 2007 to reflect a change in estimate resulting from changes in prior years' tax positions.

The Company continues to reflect interest and penalties, if any, in its income tax liability. As of December 31, 2007, the Company did not have any accrued interest or penalties.

The Company is no longer subject to U.S. federal and state and local income tax examinations by tax authorities for years prior to 2003, as these tax years are closed.

7. Simple IRA Plan

On October 26, 2000, the Board of Directors approved a Simple IRA Plan (the "IRA Plan") for the purpose of attracting and retaining valuable executives. The IRA Plan was effective August 2000 with a trustee, which allows up to 100 eligible executives to participate. It is a "Matching Contribution" plan under which eligible executives may contribute up to 6% of their yearly salary, on a pre-tax basis (with a cap of $10,500), with the Company matching on a dollar-for-dollar basis up to 3% of the executives' compensation (with a cap of $10,500). These thresholds are subject to change under notice by the trustee. The Company is not responsible for any other costs under this plan. For the years ended December 31, 2007 and 2006 the Company contributed $2,077 and $4,248, respectively, as matching contributions to the IRA Plan.

8. Stock Option Plan

The Company adopted the 1999 Stock Option Plan (the "Plan"), as amended, reserving 1,154,000 common shares of the Company for issuance upon exercise of stock options granted pursuant to the Plan. At December 31, 2007 options for 345,000 shares were available for future grants under the plan.

The exercise price of options granted under our stock option plan may not be less than the fair market value on the date of grant. The options may vest over a period not to exceed ten years. Stock options under our stock option plan may be awarded to officers, key-employees, consultants and non-employee directors of the Company. Under our stock option plan, every non-employee director of the Company is granted 7,000 options upon first taking office, and then 7,000 upon each additional year in office. The objectives of our stock option plan include attracting and retaining key personnel, providing for additional performance incentives and promoting the success of the Company by increasing the efforts of such officers, employees, consultants and directors. Our stock option plan is the only plan that the Company has adopted with stock options available for grant.

We adopted SFAS 123(R) using the modified prospective transition method. Under this transition method, compensation cost in 2007 and 2006 includes cost for options granted prior to but not vested as of December 31, 2005, or vested in 2007 and 2006. Therefore results for prior periods have not been restated. Share based compensation expense recognized under SFAS 123(R) for the year ended December 31, 2007 and 2006 were $156,926 and $173,420, respectively.

The following summarizes stock option activity for 2007:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	578,000	$2.68		
Granted	96,000	1.67		
Exercised	--	--		
Forfeited	(64,000)	1.55		
Outstanding at December 31, 2007	610,000	$2.64	2.59	$774,998
Vested and exercisable at December 31, 2007	484,666	$2.80	2.33	$631,506

The weighted-average fair value of each option granted during the year ended December 31, 2007 and 2006, estimated as of the grant date using the Black-Scholes option valuation model, was $0.94 per option and $1.37 per option, respectively.

A summary of the status of the Company's nonvested shares as of December 31, 2007, and changes during the year ended December 31, 2007 is as presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Nonvested shares at December 31, 2006	224,867	$2.32	4.20
Granted	96,000	1.67	4.07
Vested	(141,333)	2.45	3.40
Forfeited	(54,200)	1.48	3.69
Nonvested shares at December 31, 2007	125,334	$2.04	3.60

The following table summarizes information about stock options outstanding at December 31, 2007:

	Stock Option Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Number of Shares	Weighted Average Exercise Price
$ 1.00- $ 2.00	187,000	$1.73	2.82	136,333	$2.37
$ 2.01- $ 3.00	220,000	2.29	3.16	145,333	2.29
$ 3.01- $ 4.00	133,000	3.55	1.50	133,000	3.55
$ 4.01- $ 5.00	70,000	4.47	2.25	70,000	4.47
	610,000	$2.64	2.59	484,666	$2.80

9. Shareholders' Equity

On December 5, 2005, following the execution of a web-site development and services agreement signed between us and Ocean-7, a software development and Internet company, we agreed to issue a total of 60,000 shares of our common stock. The shares will be issued in three equal installments of 20,000 shares each, pursuant to a three tier schedule, as provided in the agreement. The first 20,000 shares were issued upon the execution of the agreement and valued at $2.37 per share, or $47,400, which was our market price at the date of the grant. On May 2, 2007 an additional 20,000 shares were issued 10 days following the delivery of an internal 80% functional beta site and valued at $2.25 per share, or $45,000, which was our market price at the date of the grant. The remaining 20,000 shares were issued on July 31, 2006 following production release of the website, which were valued at $1.78 per share, or $35,600, which was our market price at the date of the grant. In addition to the issuance of shares, we granted Ocean-7 an option to purchase 75,000 shares of our common stock under our stock option plan, to be vested annually over three years. Both the shares and the options are restricted pursuant to Rule 144 promulgated under the Securities Act of 1933. Because at the time these shares and options were granted, the service had not yet been performed by Ocean-7 under the agreement, the value of the shares issued were accounted for under EITF 00-2, "Accounting for Web Site Development Costs". During the year ended December 31, 2006, we capitalized $148,031, related to the services performed by Ocean-7 during the period. Beginning in the third quarter of 2006 we started amortizing the capitalized web development costs of nextyellow.com, over an estimated useful life of 3 years. Amortization expenses for the years ended December 31, 2007 and 2006 were $49,344 and $24,672, respectively, which were reflected under the Web development costs in the consolidated statements of operations. The value of the options was accounted for under EITF 96-18 "Accounting for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services." Ocean-7 is a related party in that its majority shareholder is on our board of directors.

On October 11, 2006, we entered into a Stock Purchase Agreement (the "Stock Agreement") with Mr. Guy Mushkat, the founder and Chief Executive Officer of Shopila. Pursuant to the terms of the Stock Agreement, we purchased 80% of the issued and outstanding common shares of Shopila from him, in consideration for $100,000 in cash, the issuance of 50,000 restricted shares of our common stock, par value $0.001 (the "Common Stock"), and an option to purchase 50,000 shares of our Common Stock under our stock option plan with an exercise price equal to the fair market value at the date of grant. Such options were to vest annually in three equal consecutive installments, commencing October 11, 2007. In addition, as further provided by the Stock Agreement, we agreed to replace Mr. Guy Mushkat's personal guarantees on Shopila's liabilities up to, but not to exceed $90,000, in addition the Company paid acquisition costs in the amount of $7,500. Accordingly the purchase price was approximately $318,000 including liabilities assumed.

10. Discontinued Operations

In July of 2007 the Company decided to discontinue Shopila's operations since Shopila was struggling financially and facing insufficient operating cash flow. Consequently, Shopila can not repay its liabilities, including a promissory note and a line of credit, and thus the Company wrote-off Shopila's liabilities.

During the second quarter of 2007, the Company wrote-off its goodwill and other intangible assets relating to the acquisition of Shopila.

Accordingly, the Company has reflected Shopila's operations as a discontinued operation in the accompanying financial statements. As a result, sales, cost of goods sold, and related expenses have been reclassified in the statement of operations and are shown separately as a net amount under the caption income (loss) from discontinued operations for all periods presented. Accordingly, the Company recorded a loss of discontinued operations of $260,240 and $55,239 for the years ended December 31, 2007 and 2006, respectively. The loss from discontinued operations for the year ended December 31, 2007 includes income from minority interest in the amount of $66,724 and the write-off of liabilities in the amount of $114,664 which Shopila does not have the financial ability to pay. Net sales from the discontinued operations of Shopila were $71,001 and $222,307, for the years ended December 31, 2007 and 2006, respectively. The write-off of goodwill and other intangible assets had previously been recognized as an impairment loss in connection with the filing of the Company's Form 10QSB for the six month period ended June 30, 2007. In addition, a previously recorded deferred tax liability related to other intangible assets in the amount of $67,600, previously recorded as an income tax benefit in the six month period ended June 30, 2007, has been reclassified in connection with the discontinued operations.

The Company on October 11, 2006, had purchased 80% of the issued and outstanding common shares of Shopila for approximately $318,000, consisting of $100,000 in cash; the issuance of 50,000 restricted shares of the Company's common stock and an option to purchase an additional 50,000 shares of common stock at an exercise price equal to the fair market value at date of grant and the assumption of certain liabilities.

Until April 20, 2006, our principal business was the publication of bilingual, English, and Hebrew yellow page directories distributed free through local commercial and retail establishments in the New York metropolitan area, New Jersey and Florida including a yellow page directory designed to meet the special needs of the Hasidic and ultra-Orthodox Jewish communities. On April 20, 2006, we sold our two remaining yellow page directories to DAG-Jewish Directories, Inc., a buying entity that was established by a group of sales agency owners and a few of our employees for (i) $291,667 paid in cash at closing; (ii) a promissory note in the amount of $613,333 payable in 24 consecutive monthly installments of $25,556 each bearing interest, at 5% per annum; and (iii) the Buyer's assumption of liabilities relating to the Jewish directories business in the amount of $3,197,000.

The Company has reflected its directories businesses as discontinued operations in the accompanying financial statements for all periods presented. As a result, sales, cost of goods sold, and related expenses have been reclassified in the statement of operations and are shown separately as a net amount under the caption income (loss) from discontinued operations for all periods presented. Accordingly, we recorded a net loss from discontinued operations of the Jewish Directories totaling $75,129 for the year ended December 31, 2006. Net revenue from the discontinued operations was $1,370,242, for the year ended December 31, 2006.

The Company also recorded a gain on the sale of the Jewish Directories in the amount of $267,360 for the year ended December 31, 2007, which represents installment payments from the sale of the directories, compared to a gain on the sale of the Jewish directories business amounting to $692,810 for the year ended December 31, 2006, which includes net liabilities assumed and payments received, net of professional fees.

11. Commitments and Contingencies

Operating Leases

On June 12, 2006, we entered into a new Lease Agreement dated as of June 9, 2006 (the "Agreement"). In accordance with the Agreement, we are leasing the Premises for a term of 5 years commencing July 1, 2006 and ending on June 30, 2011. At December 31, 2007, approximate future minimum rental and utilities payments under these commitments are as follows:

2008	$ 65,543
2009	67,312
2010	69,134
2011	35,030
Total	$ 237,019

Rent expense was approximately $57,000 and $40,000 in 2007 and 2006, respectively.

Employment Agreements

In March 1999, the Company entered into an employment agreement with Assaf Ran, its president and chief executive officer. Mr. Ran's employment term initially renews automatically for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. Under the agreement, Mr. Ran will receive an annual base salary of $75,000, annual bonuses as determined by the compensation committee of the Board of Directors in its sole and absolute discretion, and is eligible to participate in all executive benefit plans established and maintained by the Company. Under the agreement, Mr. Ran has also agreed to a one-year non-competition period following the termination of his employment. As of March 2003 the compensation committee approved an increase in Mr. Ran's compensation to an annual base salary of $225,000. On March 15, 2006 the compensation committee approved Mr. Ran's reduction of his annual salary by 50% for one year following the closing of the sale of the Jewish directories business. On March 22, 2007 the compensation committee approved Mr. Ran's reduction of his annual salary by 75% to $56,000 for one year or until the Company has more significant operations (as defined by the Committee), whichever is earlier. Mr. Ran's annual compensation was $69,000 and $148,000 during the years 2007 and 2006, respectively.

Contingencies

In January 2001, Flexible Business Systems, Inc. commenced an action against DAG Media, Inc. and Dapey Assaf, Ltd., in the Supreme Court of the State of New York, County of Suffolk for breach of contract, seeking compensation for unpaid invoices pursuant to a written agreement for computer software. We defended the complaint claiming there was no valid contract between the parties as the software program did not comport to our needs. Following a trial, on January 26, 2006, we received a Notice of Entry, finding in favor of Flexible Business Systems and awarding them the sum of $38,553 plus interest from January 19, 2001. In April 2006, the plaintiff levied our bank account for the sum of $58,926, which was ultimately drawn from our bank account in satisfaction of the judgment. We filed an appeal and the appeal was argued in January 2007 and we await the court's decision. This amount is to be paid to us by the purchasers and therefore is showing on the balance sheet as due from purchasers at December 31, 2007 and 2006.

In 2004, Neopost Leasing, Inc. commenced a collection action against Black Book Photography, Inc. ("BBP"), a former subsidiary of DAG Media, in the Civil Court of the State of New York, County of Queens, to recover $15,987 on an equipment lease for a certain postage meter or similar equipment sold to Brandera.com (USA) Inc., which in turn sold certain assets to BBP. The equipment was apparently in the office in Manhattan when BBP purchased the assets of the business from Brandera.com (USA) Inc. on August 2, 2002. The agreement governing that purchase provided, inter alia, that BBP would take title to any equipment and would assume "any contracts". In connection with the later sale of DAG's interest in BBP to Modern Holdings, Inc. it appears that DAG agreed to indemnify Modern as to this claim, and it remains a contingent liability of DAG's accordingly. In light of the terms of the contract between Brandera.com (USA) Inc., there may be full liability on this claim. We have opposed the motion. We made a provision in the amount of $15,987 as of December 31, 2006, which remains included in accounts payable and accrued expenses as of December 31, 2007. The motion for summary judgment was withdrawn by the plaintiff and thus there was no decision on the motion. We expect that plaintiff will, at some point, place the case on the trial calendar.

12. Related Parties Transactions

DAG Interactive Inc, our subsidiary is being held 20% by Ocean-7. Mark Alhadeff is the main shareholder of Ocean-7 and effective December of 2005 is a member of our board of directors.

On December 5, 2005, following the execution of a web-site development and services agreement signed between us and Ocean-7, a software development and Internet company, we agreed to issue a total of 60,000 shares of our common stock. The shares were issued in three equal installments of 20,000 shares each, pursuant to a three tier schedule, as provided in the agreement. The first 20,000 shares were issued upon the execution of the agreement and valued at $2.37 per share, or $47,400, which was our market price at the date of the grant. On May 2, 2006 an additional 20,000 shares were issued 10 days following the delivery of an internal 80% functional beta site and valued at $2.25 per share, or $45,000, which was our market price at the date of the grant. The remaining 20,000 shares were issued on July 31, 2006 following production release of the website, which were valued at $1.78 per share, or $35,600, which was our market price at the date of the grant.

General and Administrative expenses includes approximately $24,600 and $7,180 of software maintenance fees incurred for the years ended December 31, 2007 and 2006, respectively, under an agreement with Ocean-7.

13. Subsequent Event

On January 8, 2008 and February 11, 2008 we purchased 7 days auction rate securities issued by two different mutual funds in the amount of $450,000 and $725,000, respectively. During the period from February 18, 2008 through March 11, 2008, auctions for these securities were not successful. Consequently, we continue to hold these securities and the issuers have continue to pay interest at the maximum contractual rate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Dag Media, Inc.

We have audited the accompanying consolidated balance sheet of Dag Media, Inc. and Subsidiaries of December 31, 2007, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dag Media, Inc. and Subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the adjustments to the 2006 financial statements to retrospectively apply the change in accounting for discontinued operations of Shopila Corporation as described in Note 10. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2006 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any form of assurance on the 2006 financial statements taken as a whole.

Hoberman, Miller, Goldstein & Lesser

Hoberman, Miller, Goldstein & Lesser, P.C.
New York, New York

March 13, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Dag Media, Inc.

We have audited the accompanying consolidated statements of operations, shareholders' equity and cash flows of Dag Media, Inc. and Subsidiaries for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of Dag Media, Inc. and Subsidiaries' operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in presentation for the discontinued operations of Shopila Corporation described in Note 10 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Hoberman, Miller, Goldstein & Lesser, P.C.

During the year ended December 31, 2006, and as discussed in Note 2, the Company changed its method of accounting for stock-based compensation.

Amper, Politziner & Mattia, P.C.

March 23, 2007
New York, New York

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Corporate Information

EXECUTIVE OFFICERS

Assaf Ran
Chief Executive Officer and President

Inbar Evron-Yogev
Chief Financial Officer, Treasurer and Secretary

BOARD OF DIRECTORS

Assaf Ran
Chief Executive Officer and President
DAG Media, Inc.

Mark Alhadef
President
Ocean-7 Development, Inc.

Eran Goldshmid (1) (2)
President
New York Diamond Center

Michael J. Jackson (1) (2)
Chief Financial Officer
Agency.com

Phillip Michals (1) (2)
President of Up-Tick Trading
Principal and a Vice President
RG Michals Inc.

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

SHAREOWNER SERVICES

Questions about stock-related matters may be directed to our transfer agent:

American Stock Transfer and Trust Company
6201 15 Avenue
Brooklyn, NY 11219
Phone: 718-921-8263

ANNUAL MEETING

The Annual Meeting of Stockholders will take place at 9:00 a.m. local time, on Tuesday, June 24, 2008, at the offices of Morse, Zelnick, Rose & Lander, LLP, 405 Park Avenue, Suite 1401 New York, NY 10022

COUNSEL

Morse, Zelnick, Rose & Lander, LLP
405 Park Avenue, Suite 1401
New York, NY 10022

INDEPENDENT PUBLIC ACCOUNTANTS

Hoberman, Miller, Goldstein & Lesser, P.C.
226 West 26th Street,
New York, NY 10001

OTHER INFORMATION

A copy of the Company's annual report on Form 10-KSB, as amended, filed with the Securities and Exchange Commission may be obtained without charge by any shareholder by sending a written request to:

DAG Media, Inc.
Investor Relations Department
192 Lexington Avenue, Suite 504
New York, NY 10016
(212) 489-6800

Additional information can be received by contacting our investor relations department at the telephone number above.

STOCK MARKET INFORMATION

DAG Media, Inc. is traded on the NASDAQ Capital Market under the symbol DAGM.

The following table sets forth the high and low bid prices as quoted by the Nasdaq Capital Market in the years 2007 and 2006. Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not
necessarily represent actual transactions.

	Bid Prices	
2006	High	Low
First Quarter	$2.35	$1.90
Second Quarter	$2.33	$1.70
Third Quarter	$2.00	$1.33
Fourth Quarter	$2.79	$1.30
2007		
First Quarter	$1.77	$1.43
Second Quarter	$1.69	$1.45
Third Quarter	$2.44	$1.18
Fourth Quarter	$1.44	$0.96
2008		
First Quarter	$1.28	$0.86

(b) Holders

As of April 16, 2008, the approximate number of record holders of our Common Stock was 16, we estimate that we have more than 500 beneficial owners of the common stock.

(c) Dividends

In 2006 we didn't declare any dividend.

In 2007, we did not declare a dividend. At this point, we have no plans to pay additional dividends.

DÁG MEDIA Inc.
192 Lexingtom Avenue, Suite 504
New York, NY 10016
TEL: 212-489-6800
FAX: 212-779-2974
www.dagmedia.com

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